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MARK W. JEANFREAU Partner Admitted in Louisiana and Texas (504) 584-9236 jeanfrem@phelps.com	June 18, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn.: Ms. Kathryn McHale, Senior Staff Attorney

Re:	Investar Holding Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed June 4, 2014
File No. 333-196014

Dear Ms. McHale:

On behalf of Investar Holding Corporation (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 10, 2014 (the “Comment Letter”) relating to the above-referenced pre-effective amendment to registration statement (the “Amended Registration Statement”). The Company is concurrently filing its Pre-Effective Amendment No. 2 to Registration Statement on Form S-1 (the “Amendment”) that responds to the Staff’s comments to the Amended Registration Statement. Among other revisions to the Amended Registration Statement, the Amendment includes the price range for the offering.

In this letter, we have reproduced the comments from the Comment Letter in italicized, boldface type and followed each comment with the Company’s response.

Exhibit Index

1. Please delete the phrase in your legal opinion that “it is not, however, to be construed as a guaranty, nor is it a warranty…” You may note that it is possible a court considering such matters may rule contrary to the opinion but purchasers are entitled to rely on the opinion. Refer to Section II.3.d of Staff Legal Bulletin 19 (October 14, 2011).

The legality opinion has been revised to delete the phrase referenced in the comment.

2. Please file a signed legality opinion and consent with your next amendment and revise the exhibit index.

A signed legality opinion has been filed as an exhibit to the Amendment, and the exhibit index has been revised accordingly. The required consent is included in the legality opinion.

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COUNSELORS AT LAW
Canal Place | 365 Canal Street, Suite 2000 | New Orleans, Louisiana 70130-6534 | 504-566-1311 | 504-568-9130 Fax | phelpsdunbar.com

Securities and Exchange Commission

June 18, 2014

If you have any additional questions or require any further information, please do not hesitate to contact me at (504) 584-9236.

Sincerely,

/s/ Mark W. Jeanfreau

cc:	John J. D’Angelo
Randolf F. Kassmeier
Mark A. Fullmer